Exhibit 99.1

For Immediate Release

October 25, 2005

DRAXIS to Report Third Quarter Results on November 3rd

MISSISSAUGA, Ontario – October 25, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its Third Quarter on Thursday November 3, 2005.  Senior management will host a conference call and live audio webcast at 11:00 a.m. ET to discuss the results and recent activities.

Details of the conference call and webcast are as follows:

Date / time	Thursday November 3, 2005 at 11:00 a.m. (ET)

Dial-in number and access code	1 (800) 289-0533 ACCESS CODE 5759643

Audio webcast	Access the live call on the DRAXIS web site at www.draxis.com The call will be archived on the web site for 30 days.

Audio Player	You will require the Windows Media Player, downloadable free from http://www.microsoft.com/windows/windowsmedia/download/default.asp

Playback	An audio playback of the call will be available until midnight November 10, 2005. To listen, dial 1 (888) 203-1112 and refer to access code 5759643.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

For Further Information Please Contact:

Investor Relations:

Jerry Ormiston ext. 246

Kendall McAlister ext. 248

Phone: (905) 677-5500

Toll-Free 1-(877) 441-1984